[Transamerica Life Insurance Company]

May 15, 2008

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Life Insurance Company

Separate Account VA EE

Flexible Premium Variable Annuity—O

File Nos. 333-149336/811-22182

Dear Mr. Ruckman:

Enclosed for your convenience are courtesy copies of the prospectus and statement of additional information marked to show the changes made in response to the comments made in your letter dated April 21, 2008 on the above referenced initial filing for Flexible Premium Variable Annuity - O (File Nos. 333-149336/811-22182), by Transamerica Life Insurance Company (the “Company”) on behalf of Separate Account VA EE.

The following paragraphs provide the Company’s responses to the written comments set forth in your April 21, 2008 letter. For your convenience, I have restated those comments below, and followed each comment with the Company’s response. The page numbers in the responses refer to the marked copy of the prospectus.

1.	General

(a) Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response:	The Company has not entered into any guarantee arrangements or support agreements with third parties relating to the policies and will be primarily responsible for paying out on any guarantees associated with the Policy.

(b) Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Response:	Once effective, the class identifier will be updated with the marketing name “Transamerica Principium II.”

(c) Please move the numeric examples illustrating the operation of the Additional Death Distribution Rider and the Additional Death Distribution+ Rider from the Statement of Additional Information into the prospectus.

Response:	The Company has moved the numerical examples illustrating the operation of the Additional Death Distribution Rider and the Additional Death Distribution+ Rider from the Statement of Additional Information to appendices in the prospectus. (See pages 73-74.)

(d) Please include the discussion of the Addition, Deletion, or Substitution of Investments found on page 8 of the Statement of Additional Information in the prospectus. See Form N-4, Item 7(c).

Response:	In keeping with the direction of Item 7(c) of Form N-4 that the description of changes that can be made in the variable annuity contracts or the operations of the registrant be brief, we have added brief disclosure to the prospectus. (See page 21.) General Instruction I. to Form N-4 provides that the prospectus should provide “essential information,” should avoid “excessive detail,” and should include “only information needed to understand the fundamental characteristics of the registrant.” (emphasis added) Accordingly, we believe the full, detailed disclosure properly belongs in the SAI.

2.	Summary (pp. 7-12)

(a) Additional Features (pp. 10-11): The bulletpoint describing the Living Benefits Rider on page 11 states that the contractowner invests in “certain funds which we designate and may change at our sole discretion.” This disclosure seems to describe the Designated Investment Choices. However, on page 49 in the third bulletpoint, and again on page 54, the prospectus states that the registrant will monitor the policy value and can at its sole discretion transfer amounts into a government bond fund. Please revise the disclosure in the Summary to more accurately reflect the management of contractowner funds when the contractowner purchases the Living Benefits Rider.

Response:	The Company has revised the description of the Living Benefits Rider in the “Summary” to be more consistent with the more detailed disclosure about the rider found in section “10. Additional Features.” The disclosure in the “Summary” now provides that the Company will monitor the policy value of each policy owner who elects the rider and, as the Company deems necessary to support the guarantees under the rider, may transfer amounts back and forth between investment choices that it designates and the variable investment choices that the policy owner has selected. (See page 11.)

(b) Additional Features (pp. 10-11): When describing the Living Benefits Rider and the Retirement Income Choice Rider, please disclose that withdrawals in excess of the guaranteed amount may cause the contractowner to lose the benefit of the rider.

Response:	The Company has revised the disclosure in the Summary to clarify that a policy owner may lose the benefit of the particular guaranteed lifetime withdrawal benefit rider (i.e., the Living Benefits Rider and the Retirement Income Choice Rider) by taking “excess” withdrawals. (See page 11.)

(c) State Variations (p. 11): The prospectus notes that certain provisions of the policies “may be different than the general description of the prospectus.” Please note that the registrant is required to include in the prospectus all of the material rights and obligations of an investor under the contract offered through the prospectus. Please either revise the prospectus to describe those variations which are material or represent that none of those variations are material.

Response:	There may be any number of state variations in aspects of a variable contract—in free look rights, issue age limitations, and the general availability of riders, to name a few examples. In the case of the present policy, none of these variations are material. In the absence of any requirement in Form N-4 that state variations be disclosed, the Company believes that the current disclosure sufficiently alerts existing and prospective policy owners that there are state variations among the policies and that a policy owner should, therefore, consult his/her own policy to determine the terms that apply in his/her particular state.

3.	Annuity Policy Fee Table and Expense Examples (pp. 14-17)

(a) The current format of the fee table displays the fees in a “tombstoned” fashion (i.e., all fees are right justified in a single column). For the sake of clarity, please tab certain fees to show breaks between contract features and additional benefits.

Response:	Because we believe that the fee table presentation conforms to the requirements of Item 3 of Form N-4, and because reformatting the table as you have requested would require costly system enhancements, at this time, we acknowledge the comment and will consider alternative formats for the table in future filings.

(b) Please include a statement that the Annual Service Charge is waived if the policy value is greater than $50,000 in either the caption or the Notes to the Fee Table and Expense Examples.

Response:	The Company has added a note to the Fee Table that describes when the annual service charge is waived. (See page 16.)

(c) In a footnote, please disclose that the Mortality and Expense Risk Fee is 1.10% during the Income Phase as disclosed on page 27. See Form N-4, Item 5, Instruction 2.

Response:	In responding to this comment, the Company assumes that the comment refers to Instruction 2 to Item 3 (rather than Item 5) of Form N-4. The Company respectfully submits that the requested disclosure is inconsistent with the focus of Instruction 2—which is on the presentation of fees and charges that apply during the accumulation phase of the policy. The first note to the fee table clearly states that it applies only to the accumulation phase, and that different fees may apply during the income phase; there is a cross-reference to the “Expenses” section of the prospectus. We respectfully submit that this is precisely what Instruction 2 calls for.

(d) Please clarify what the 0.30% that appears on the line between the Living Benefits Rider and the Retirement Income Choice Rider - Single Life Option is meant to disclose.

Response:	That figure was mistakenly included and has been removed. (See page 13.)

(e) Please note in the captions where a fee is not based upon the average account value (e.g. the Living Benefits Rider and the Retirement Income Choice Rider). The staff notes that much of the disclosure regarding the optional rider fees is found in the “Notes to the Fee Table and Expense Examples” section. Please revise the prospectus to include footnotes that specifically refer the reader to the relevant note.

Response:	In response to this comment, the Comment has revised the disclosure in the fee table itself to clarify that the “Optional Rider Fees” are annual charges. In addition, each note to the fee table and expense examples includes a heading that identifies the line item(s) in the fee table to which it applies. We respectfully submit that this format makes the necessary connection between the line items in the fee table and the corresponding note(s). (See pages 13 and 16.)

(f) The fee table lists the current fees for the Retirement Income Choice and the relevant additional benefits for both the Single Life and Joint Life versions. The fee table then also lists an aggregate maximum fee, respective to the Single Life and Joint Life versions of the Retirement Income Choice. Please disclose the maximum fees associated with each line item under the Retirement Income Choice per Item 3, Instruction 5 of Form N-4. If, in addition, the registrant wishes to disclose the current expenses, please do so in a manner that satisfies Item 3, Instruction 5 of Form N-4.

Response:	The Company has provided a current and maximum charge for the base benefit fee under both the single life and joint life options available under the Retirement Income Choice Rider, and the maximum charge (which is also the current charge) for each of the additional options under the rider. The Company reserves the right to increase the charge for the rider base benefit provided that the total charge for the base benefit and any additional options does not exceed 1.75% (single life) or 2.15% (joint life) for the Retirement Income Choice Rider. However, (a) the fee will not increase for the first 5 years, and (b) thereafter, the fee will not increase if the policy owner rejects the step-up.

(g) Please confirm that all items listed in the fee table comport with Item 3, Instruction 5 of Form N-4.

Response:	The Company represents that the information in the fee table is presented in a manner that comports with Instruction 5 to Item 3 of Form N-4. More specifically, the Company has provided a maximum charge for each of the fees under the policy that is presented in the fee table. In the case of the Retirement Income Choice Rider, a “current” figure is also provided in a manner that is no more prominent than and does not interfere with the understanding of the disclosure of the maximum charge. The “current” and “maximum” charges are further explained in notes to the “Annuity Policy Fee Table and Expense Examples” section. (See pages 13, 14 and 16.)

(h) Please revise the Expense Example to reflect the highest possible fees an investor may pay, inclusive of all riders that may be simultaneously in effect. Also, please revise the narrative to describe specifically what expense items are being included in the example.

Response:	The Expense Examples reflect the highest fees and expenses for any of the portfolios available as investment options (for the year ended December 31, 2007) as well as the base policy with the combination of optional features and riders that produces the highest fees and expenses.

We have revised the disclosure to reflect that the combination of optional features and riders that produces the highest fees and expenses includes the Annual Step-Up Death Benefit, the Additional Death Distribution+ Rider, and the Retirement Income Choice Rider—Joint Life with additional Death Benefit and Income Enhancement options. (See page 14.)

4.	The Fixed Account (pp. 20-21)

Please include a statement that the disclosure in the prospectus is subject to generally applicable provisions of the securities laws providing for accuracy in filings.

Response:	In response to this comment, the Company has added disclosure to the effect that disclosures relating to interests in the general account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy of statements made in a registration statement. (See page 21.)

5.	Death Benefit (pp. 35-37)

(a) Please include examples in the prospectus or in an appendix to the prospectus calculating the “Double Enhanced Death Benefit” and the “Annual Step-Up Death Benefit”.

Response:	The narrative disclosure regarding each of the guaranteed minimum death benefit (“GMDB”) options describes how the death benefit is calculated under each option. We respectfully submit that the presentation of the GMDB options makes apparent the differences between the options and permits the policy owner to compare those options and determine which GMDB, if any, is appropriate to meet his/her financial needs. Because we believe that the examples that you have requested would lengthen the prospectus and add little value to the disclosure, we respectfully decline to include such examples in the prospectus or statement of additional information.

(b) The prospectus states on page 36 that a GMDB may “generally” be chosen. The prospectus goes on to note on page 37 that it “may not be available for all policies.” Please describe the circumstances when a GMDB may not be available.

Response:	We respectfully submit that the current disclosure under the subheading “Guaranteed Minimum Death Benefit” clearly describes the circumstances under which a GMDB might not be available to a policy owner. The current disclosure specifically provides that the Double Enhanced Death Benefit is not available if a guaranteed lifetime minimum withdrawal benefit is chosen. To highlight this fact, the Company will present the statement in italics. (See page 39.) In addition, and more generally, the disclosure provides that the guaranteed minimum death benefit may vary for certain policies and may not be available for all policies. This disclosure is presented in italics. (See page 40.)

6.	Additional Features (pp. 43-62)

(a) Living Benefits Rider (p. 49): Please disclose which optional benefits the rider is not permitted with.

Response:	We have added disclosure about the Living Benefits Rider and the Retirement Income Select Rider to clarify that neither GLWB can be elected along with the Double Enhanced Death Benefit. (See first bulletpoint on pages 52 and 60.)

(b) Living Benefits Rider (p. 51): When discussing Withdrawal Guarantees under the Guaranteed Minimum Withdrawal Benefit, the prospectus states that an investor can take withdrawals under either [the “principal back” or the “for life”] guarantee or alternate between guarantees. Please provide more detail of what it means to alternate between guarantees (e.g. does an investor waive rights to a lifetime withdrawal). Please include examples that illustrate an investor alternating between the “principal back” guarantee and the “for life” guarantee.

Response:	When taking withdrawals, policy owners do not specify that they are under one or the other of the withdrawal guarantees. Rather, the Company accounts for all withdrawals while the rider is in effect by applying the two withdrawal guarantees. In effect, every withdrawal is “under,” or affects, both withdrawal guarantees. The withdrawal guarantees set different limits on the maximum withdrawal amount for a compliant withdrawal—i.e., 7% of the total withdrawal base for the principal back withdrawal guarantee, and 5% of the total withdrawal base for the for life withdrawal guarantee. Therefore, when a policy owner takes a withdrawal, it will have different consequences under each withdrawal guarantee.

The Company has revised the disclosure under the subheading “Guaranteed Minimum Withdrawal Benefit” to more clearly present the operation of the withdrawal guarantees. (See page 54.)

(c) Living Benefits Rider (pp. 51-52): When describing the “Maximum Annual Withdrawal Amount” the prospectus notes that an investor may continue making compliant withdrawals until the minimum remaining withdrawal amount reaches zero. However, the prospectus does not state what happens when the minimum remaining withdrawal amount reaches zero, but rather discusses the effects of the policy value reaching zero. Please clarify the effects of the minimum remaining withdrawal amount reaching zero for both the “principal back” and “for life” features in contrast with the effects of policy value reaching zero.

Response:	The rider does not terminate if the minimum remaining withdrawal amount declines to zero

(d) Living Benefits Rider (p. 53): The prospectus notes that “gross partial withdrawals . . . up to the maximum annual withdrawal amount for the “principal back” and “for life” guarantees will reduce the minimum remaining withdrawal amount on a dollar-for-dollar basis, but will not reduce the total withdrawal base for the “principal back” and “for life” guarantees.” For the sake of clarity, the prospectus should state that this statement is true only for each respective guarantee. For example, gross partial withdrawals up to the maximum annual withdrawal amount for the “principal back” guarantee will reduce the total withdrawal base for the “for life” guarantee.

Response:	The disclosure has been revised, as requested. In addition, we note that the disclosure following “Please note:” (see page 57) provides that gross partial withdrawals up to the maximum annual withdrawal amount under the “principal back” withdrawal guarantee will result in an excess partial withdrawal under the “for life” guarantee, and may reduce the “for life” maximum annual withdrawal amount, the “for life” total withdrawal base, and the “for life” minimum remaining withdrawal amount, on a greater than dollar-for-dollar basis.

(e) Please confirm supplementally that the Living Benefits Rider and the Retirement Income Choice Rider are mutually exclusive.

Response:	The Living Benefits Rider and the Retirement Income Choice Rider are mutually exclusive.

7.	Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:	The Company acknowledges that, notwithstanding your comments:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Darin D. Smith
Darin D. Smith General Counsel Transamerica Capital Management Division Transamerica Life Insurance Company

cc:	Frederick Bellamy